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                                                               EXHIBIT (a)(1)(G)

                      AIRTOURS plc COMMENCES TENDER OFFER
               FOR SHARES OF TRAVEL SERVICES INTERNATIONAL, INC.

         NEW YORK, NY Airtours plc announced today that its wholly-owned subsidiary, Blue Sea Florida Acquisition Inc. has commenced its previously announced tender offer for all of the outstanding shares of Travel Services International, Inc. (NASDAQ:TRVL) for $26.00 per share in cash. The tender offer is being conducted pursuant to a Merger Agreement dated as of February 21, 2000. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Monday, March 27, 2000, unless extended.

         The Special Committee of the Board of Directors, and the Board of Directors of Travel Services International have each unanimously approved the Merger Agreement and recommended that shareholders of Travel Services International accept the tender offer and tender their shares pursuant to the tender offer.

         The tender offer is conditioned upon, among other things, there being validly tendered and not withdrawn that number of Travel Services International shares which represents more than 50% of the outstanding Travel Services International shares on a fully diluted basis, termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and satisfaction of certain other conditions. The complete terms and conditions of the offer are set forth in the Offer to Purchase, Letter of Transmittal and other related materials being filed today with the Securities and Exchange Commission. Copies of the Offer to Purchase and the Travel Services International Solicitation/Recommendation Statement on Schedule 14D-9, also filed today with the SEC, are available from Morrow & Co., Inc., the information agent for the tender offer. ChaseMellon Shareholders Services is acting as depositary for the tender offer.

         The Airtours group is the largest air inclusive tour operator in the world, carrying 10 million passengers per annum. The group's earnings derive from tour operations in the U.K., Ireland, Scandinavia, the U. S., Canada, Poland, Belgium, France, Holland and, through its associate FTi, in Germany, Austria, and Switzerland. In addition, Airtours operates aircraft, retail travel agencies, hotels, cruise ships, and vacation ownership developments. Shares of Airtours are listed on the London Stock Exchange.

         Travel Services International is a leading specialized distributor of travel products, including cruise vacations, vacation packages, domestic and international airline tickets and European auto rentals, and is a leading provider of travel services, such as electronic hotel reservation services, specialized hotel programs and services and incentive travel programs. Travel Services International provides its services to both travel agents and travelers, offering a unique combination of specialized expertise, the ability to compare options from multiple travel providers and competitive prices. More information about Travel Services International can be found at www.mytravelco.com.

Contacts:

For Airtours:
Jon Coles/Fiona Antcliffe, Brunswick Group                   011-44-171-404-5959